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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                          KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              K ACQUISITION CORP.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                           SCOTSMAN INDUSTRIES, INC.
                                   (BIDDERS)

 COMMON STOCK, $1.00 PAR VALUE, AND                     501566103


     SERIES A CONVERTIBLE VOTING                      NOT AVAILABLE
   PREFERRED STOCK, $24.375 STATED              (CUSIP Number of Class of
                VALUE                                  Securities)
   (Title of Class of Securities)

                            RICHARD C. OSBORNE

                     CHAIRMAN OF THE BOARD, PRESIDENT

                        AND CHIEF EXECUTIVE OFFICER
                           SCOTSMAN INDUSTRIES, INC.
                          775 CORPORATE WOODS PARKWAY,
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 215-4500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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  K Acquisition Corp., a Michigan corporation (the "Offeror") and an indirect wholly owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on February 7, 1997, with respect to their offer to purchase all outstanding shares of (i) Common Stock, $1.00 par value, of Kysor Industrial Corporation, a Michigan corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 26, 1996, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as successor Rights Agent (collectively, the "Common Stock"), and (ii) Series A Convertible Voting Preferred Stock, $24.375 stated value per share (the "ESOP Preferred Stock"; the shares of Common Stock and the shares of ESOP Preferred Stock being collectively referred to herein as the "Shares"), at a purchase price of $43.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a) and (b). Immediately following expiration of the Offer, the Offeror accepted for payment (and thereby purchased) 6,372,673 Shares validly tendered pursuant to the Offer and not properly withdrawn at or prior to the expiration of the Offer, including 1,108,382 Shares tendered pursuant to guaranteed delivery for which timely delivery of all required documents is necessary. The 6,372,673 Shares accepted for payment (and thereby purchased) by the Offeror represent approximately 94% of the Shares outstanding on March 7, 1997.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

  (a)(15) Press Release issued by Parent and the Company on March 10, 1997.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 10, 1997                     SCOTSMAN INDUSTRIES, INC.

                                             /s/ William J. Rotenberry
                                          By: _________________________________

                                             Name: William J. Rotenberry

                                             Title: Vice President--Business
                                                 Development

                                          K ACQUISITION CORP.

                                             /s/ William J. Rotenberry
                                          By: _________________________________

                                             Name: William J. Rotenberry

                                             Title: Vice President--Assistant
                                                 Treasurer and Assistant
                                                 Secretary

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